UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 106790 / October 30, 2026

ADMINISTRATIVE PROCEEDING
File No. 3-22727

In the Matter of **Newpoint Financial Corp.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Newpoint Financial Corp. (CIK No. 1445831) ("Newpoint Financial" or "Respondent"), pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. §201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 16, 2026, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Respondent ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1. Newpoint Financial Corp. (CIK No. 1445831) is a Delaware corporation located in Beverly Hills, California with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The common stock of Newpoint Financial is not publicly quoted or traded.

2. Newpoint Financial is delinquent in its periodic filings with the Commission in that it has not filed any periodic reports since it filed a Form 10-Q for the period ending September 30, 2023.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of the securities of Newpoint Financial Corp. (CIK No. 1445831) registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of November 2, 2026.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

Vanessa A. Countryman
Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.